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SEC FILE NUMBER
8-50337

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COMMONFUND SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) AUG 3 0 2023

15 OLD DANBURY ROAD (No. and Street)

Washington, DC

WILTON (City) CT (State) 06897 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JONATHAN SPONGBERG (Name) (203) 563-5052 (Area Code – Telephone Number) JONATHAN.SPONGBERG@COMMONFUND.ORG (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRICEWATERHOUSECOOPERS, LLP
(Name – if individual, state last, first, and middle name)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 0238 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JONATHAN SPONGBERG, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of COMMONFUND SECURITIES, INC., as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: TREASURER

Subscribed and sworn to before me this day.

Amanda M. Brown 08/28/2023

Notary Public

AMANDA M. BROWN
NOTARY PUBLIC OF CONNECTICUT
I.D. # SNPC.0126975
My Commission Expires 04/30/2026

SEC Mail Processing
AUG 30 2023
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Commonfund Securities, Inc.
Index
June 30, 2023

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Commonfund Securities, Inc.

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of Commonfund Securities, Inc. (the "Company") as of June 30, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 28, 2023

We have served as the Company's auditor since 1997.

Commonfund Securities, Inc.
Statement of Financial Condition
June 30, 2023

Assets	
Cash and cash equivalents (Note 2)	$ 11,582,813
Receivables from affiliated organizations (Note 3)	1,169,379
Prepaid expenses	190,616
Prepaid Taxes	
Property and equipment, at cost, less accumulated depreciation (Note 2)	192,920
Deferred tax asset	2,137
Lease right-of-use asset (Note 6)	1,322,458
Other assets	44,865
Other receivables	396
Total assets	$ 14,505,584
Liabilities and Shareholder's Equity	
Compensation payable (Note 7)	$ 835,633
Placement fee payable (Note 2)	1,036,667
Accounts payable and accrued expenses	167,016
Lease liability (Note 6)	1,380,666
Current tax liability	232,594
Payable to affiliated organizations (Note 3)	132,271
Total liabilities	3,784,847
Commitments and Contingencies (Note 9)	
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)	10
Paid-in-capital	3,555,418
Retained earnings	7,165,309
Total shareholder's equity	10,720,737
Total liabilities and shareholder's equity	$ 14,505,584

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to CF Private Equity, Inc. ("CFPE") formerly known as Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo") a wholly owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo and the Company expanded its broker-dealer services to Commonfund and its subsidiary Commonfund OCIO, Inc. ("CF OCIO") formerly known as Commonfund Asset Management Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. These financial statements are presented in the Company's functional currency, the United States Dollar.

Placement Fee Payable
Pursuant to private placement fee agreements between the Company, CFPE and unaffiliated third parties, the Company is subject to pay the unaffiliated third parties monthly retention fees during the fund raising period of certain funds advised by CFPE and/or success fees equal to a percentage of the total committed amount accepted by the general partner of the affiliated funds. CFPE will reimburse the Company for all costs incurred. Distribution Services Revenues are earned by the Company based on the costs of these agreements with no profit allocation. The June 30, 2023, liability incurred under the private placement fee agreements of $1,036,667 is included as Placement fee payable on the Statement of Financial Condition.

Income Taxes
The Company's results of operations are included in the Federal consolidated and State combined income tax returns of HoldCo. The Company has a tax sharing agreement with HoldCo, whereby the Company computes its Federal and State income tax liability as if it filed a separate Federal and State income tax return. The Company is then required to reimburse HoldCo payment of such tax. Furthermore, HoldCo has the discretion to use the Company's tax benefits and will reimburse the Company accordingly. Current income taxes or benefits are provided for at the appropriate statutory rate applicable to the Company's earnings.

In accordance with Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 740, deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Management assesses the realizability of deferred tax assets and records a valuation allowance if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The

deferred tax assets are primarily from compensation awarded, but not paid, for which we determine, in accordance with provisions of ASC 740, Income Taxes, are more likely than not able to be realized due to the generation of sufficient taxable income in the future. The probability of future taxable income and historical profitability, among other factors, are considered in assessing the amount of the valuation allowance. ASC 740 provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals for litigation processes based on technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax benefit recognized in the financial statement is the greatest benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant taxing authorities. The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Accounts payable and accrued expenses, in the Statement of Financial Condition.

Cash and Cash Equivalents
Cash and cash equivalents include cash, bank deposits and money market mutual funds with original maturities of 90 days or less. Cash is held on deposit with the Company's custodian, Wells Fargo Bank, N.A. Cash equivalents include a money market fund that invests in government agency debt, treasury repurchase agreements and treasury debt.

At June 30, 2023, cash and cash equivalents consisted of:

Demand Deposit	$	530,123
State Street Institutional U.S. Government Money Market Fund		11,052,690
Total	$	11,582,813

The money market fund offers daily liquidity and is valued at net asset value of $1.00 per share as reported by the fund. The money market fund is considered a Level 1 investment. Level 1 assets are valued using inputs that reflect unadjusted quoted prices in active markets that the Company has the ability to access at the measurement date.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation or amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of lease-hold improvements is calculated over the lesser of estimated useful life or remaining life of the lease. Maintenance and repair costs are charged to expense as incurred. As of June 30, 2023, Property and equipment at cost and accumulated depreciation and amortization is $206,407 and $13,487, respectively.

Leases
The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Company the right to control the use of an underlying asset for a period in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the Statement of Financial Condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

The Company's identified lease is classified as an operating lease for office space. As the Company does not utilize any secured borrowing, the outstanding lease liability was measured

using Commonfund's applicable rates for a similar lease term. The Company considers lease extension options it is reasonably certain to exercise when calculating right-of-use asset and liabilities.

The Company's operating lease contains both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments in the measurement of the lease liability. Some of the non-lease components are variable in nature and not based on an index or rate, and as a result, are not included in the measurement of the right-of-use asset or lease liability.

3. Related Parties

The Company has substantial transactions with Commonfund and its affiliated entities. Substantially all the Company's revenues and expenses are derived from transactions with Commonfund and its affiliated entities. Commonfund and its affiliated entities provide certain "centralized services" to the Company, such as information technology, human resources administration, and accounting.

As of June 30, 2023, Receivables from and Payables to affiliated organizations are as follows:

	Receivable From	Payable To
Commonfund	$ -	$ 113,267
Holdco	898,090	-
CF OCIO	-	19,004
CFPE	271,289	-
	$ 1,169,379	$ 132,271

4. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is required to maintain minimum net capital in accordance with the SEC Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $2,462,389 at June 30, 2023. At June 30, 2023, the Company's ratio of aggregate indebtedness to net capital was 0.28 to 1 and net capital was $8,937,252 which was $8,773,093 in excess of such required net capital, or $164,159.

The Company does not claim exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

5. Concentrations of Credit Risk

The Company's cash is held at a major national U.S. bank. The Company's cash balance typically exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage. The Company's cash equivalents are invested with a major national investment company and is not covered by FDIC insurance. These factors subject the Company to a concentration of credit risk. The

Company regularly monitors the credit ratings of these financial institutions in order to monitor the credit risk that exists with balances in excess of insured amounts.

6. Operating Lease

The Company leases office space in San Francisco, California. In January 2023, the Company's existing operating lease was terminated, and a new replacement operating lease commenced. Right-of-use assets of $1,466,916 were written off on lease termination. The right-of-use asset recognized for the replacement lease was $1,402,843, assuming a term of 87 months and a discount rate of 3.6%. The replacement lease does not contain any residual value guarantees, restrictions, or covenants.

The table below reconciles the undiscounted cash flow of the Company's lease to the present value of its future operating lease payments.

Fiscal Year	Operating Leases
2024	$ 209,920
2025	216,217
2026	222,704
2027	229,385
2028	236,266
Thereafter	451,511
Total undiscounted operating lease payments	$ 1,566,003
Less: imputed interest	(185,337)
Present value of operating lease liabilities	$ 1,380,666

7. Incentive Compensation Plans

Commonfund implemented the Commonfund and Affiliates Incentive Compensation Policy (the "Plan") effective July 1, 2015 to align compensation with operational goals. The Plan is effective for all employees of the Company and replaces all prior incentive compensation plans. Compensation costs under the Plan are recognized during the fiscal year, with payments generally made by the third month following fiscal year end.

In August 2022, Commonfund's Board of Directors authorized Long Term Incentive awards totaling $300,000 to selected employees of the Company. Awards are expected to vest in August 2026 and on individual employee retirement eligibility. Estimated future compensation cost on unvested awards total $233,100. The June 30, 2023 award liability of $77,700 is included with Compensation payable on the Statement of Financial Condition.

8. Capital Withdrawal

As sole shareholder, Holdco will on occasion withdraw capital from the Company. During the year ended June 30, 2023, Holdco withdrew a total of $2.5 million of equity capital. Withdrawals of $500,000 were made on December 29, 2022, February 27, 2023, March 31, 2023, May 26, 2023 and June 29, 2023.

9. Commitments and Contingencies

The Company has an office share agreement with Commonfund whereby the Company is charged rent based on headcount at and operating costs of Commonfund's headquarters. The office share agreement allows for termination with 90-days' notice by either party and does not qualify as a lease under ASC Topic 842.

In the normal course of business, the Company enters contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

10. Subsequent Events

Management has determined that there were no material events that would require adjustment to or disclosure in the Company's financial statement occurring from the date of the Statement Financial Condition through August 28, 2023, the date the financial statement were available to be issued.